

March 13, 2018

Via E-Mail

Hunter Gary
President and Chief Executive Officer
Cadus Corporation
767 Fifth Avenue
New York, NY 10153

> **Re: Cadus Corporation**
> **Schedule 13E-3**
> **Filed February 16, 2018 by Cadus Corporation, Starfire Holding**
> **Corporation, Cadus Merger Sub LLC, High River Limited Partnership,**
> **Barberry Corp., Hopper Investments LLC, and Carl C. Icahn**
> **File No. 005-46485**

Dear Mr. Gary:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3

Exhibit 99.(A)(1)

1.   Please revise the third paragraph of the cover letter, and other sections of the proxy, where appropriate, to clarify that the Merger Agreement will effect a sale of the company to corporate insiders.

Background of the Merger, page 18

2.   Please revise the fifth paragraph on page 18 to explain why the Board formed the Special Committee. With reference to page A-5, please state whether the Board determined that all members of the Special Committee were independent and disinterested. In this

regard, we refer to your disclosures on pages 68-69 and note that your CEO Hunter Gary, who is a Senior Vice President at Icahn Enterprises L.P., was not a member of the Special Committee, but Jack Wasserman, who has been a director of Icahn Enterprises G.P., Inc. since 1993, was included as a Special Committee member.

3.   Please revise the first paragraph on page 19 to explain the basis for the Special Committee's determination that engaging in a process to seek an alternate potential buyer would not be a good use of Company resources and would not be in the best interests of the Company and its shareholders.

4.   Please revise the sixth paragraph on page 19 to explain why your counsel expressed its preference for a "one-step" merger and why the proposed minimum ownership threshold as presented in the initial merger draft was "problematic."

5.   Your disclosures on page 19 and 20 indicate that Alvarez & Marsal provided the Special Committee with preliminary financial analyses on November 20, 2017 and January 17, 2018. Accordingly, please provide disclosure summarizing these reports. Refer to Regulation M-A, Item 1015(b)(6). In addition, refer to Regulation M-A, Item 1015 and file these reports as exhibits to the Schedule 13E-3. To the extent that preliminary analyses or reports are the same as prior versions, so note, and describe the material differences.

Reasons for the Merger..., page 21

6.   State the reasons for the timing of the proposed merger. See Item 1013(c) of Regulation M-A.

7.   Please revise the first bullet point on page 21 to explain that the Board did not reach out to any third parties to solicit interest in an alternative transaction. Please also tell us whether the Board considered this as a potentially negative factor, and if so, include a discussion of this negative factor on pages 23-24.

The Board unanimously recommends..., page 25

8.   We refer to your disclosures on pages 22, 24 and 25 and note that the Special Committee, and by extension, the entire Board considered the opinion of Alvarez & Marsal regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation. Accordingly, please revise to clarify whether the Special Committee and the Board adopted the analyses and opinion of Alvarez & Marsal. Similarly, please revise your disclosure on page 32 concerning the Purchaser Group to indicate their adoption of the Alvarez & Marsal opinion or advise.

Position of the Purchaser Group as to the Fairness of the Merger, page 32

9.   Revise to detail the factors the Purchaser Group considered in analyzing the fairness of the proposed transaction and its analysis of those factors to reach a conclusion of fairness as to unaffiliated shareholders of the Company. For example, the reference to "the Purchaser Group's knowledge and analysis of available information regarding the Company, as well as discussions with members of the Company's management regarding the Company and its business" should be expanded to specify what specific factors were considered and how each was analyzed (including factors weighing against fairness, to the extent applicable).

Purposes and Reasons of Purchaser Group for the Merger, page 32

10.   State the reasons for the timing of the proposed merger from the perspective of the Purchaser Group. See Item 1013(c) of Regulation M-A.

Cautionary Note Regarding Forward-Looking Statements, page 47

11.   We note your disclosure indicating that your statements constitute "forward-looking statements within the meaning of Section 21E of the Exchange Act." Please refer to Section 21E(b)(1)(E) and note that statements concerning going-private transactions do not fall within this safe harbor for forward-looking statements. Accordingly, please revise to remove the reference to Section 21E.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Joe McCann at (202) 551-6262 or me at (202) 551-3263.

                                                Sincerely,

                                                /s/ Christina Chalk
                                                Christina Chalk
                                                Senior Special Counsel
                                                Office of Mergers and Acquisitions

cc: Zachary Jacobs, Esq.
        Morrison Cohen, LLP